Filed by Symmetricom Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Datum, Inc.
Commission File No. 000-06272

Date: June 28, 2002

This filing relates to the proposed merger between Symmetricom, Inc. and Datum, Inc., pursuant to an Agreement and Plan of Merger dated as of May 22, 2002. The Agreement and Plan of Merger was filed by Symmetricom under cover of Form 8-K on May 24, 2002 and is incorporated by reference into this filing.

On June 28, 2002, Symmetricom, Inc. and Datum, Inc issued the following joint press release.

[SYMMETRICOM LOGO]	[DATUM LOGO]

Symmetricom Inc:	Bill Slater, (408) 428-7801 bslater@symmetricom.com

Datum Inc:	Bob Krist, (949) 598-7501 bkrist@datum.com

Stapleton Communications: (Symmetricom Investor Relations)	Ellen Brook/Deborah Stapleton, (650) 470-0200 ellen@stapleton.com or deb@stapleton.com

Morgen Walke: (Datum Investor Relations)	Jason Golz/Quynh Nguyen, (415) 439-4516 jgolz@mwa-sf.com or qnguyen@mwa-sf.com

SYMMETRICOM AND DATUM
RECEIVE REQUEST FOR ADDITIONAL INFORMATION
FROM DEPARTMENT OF JUSTICE

San Jose and Irvine, Calif.—June 28, 2002—Symmetricom, Inc. (Nasdaq: SYMM) and Datum, Inc. (Nasdaq: DATM) announced today that they have received a request for additional information from the U.S. Department of Justice (DOJ) relating to the previously announced merger between Symmetricom and Datum.

The companies intend to respond promptly to the information request. A “second request” extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 during which the DOJ is permitted to review a transaction. While the companies cannot estimate how long it will take to comply with the second request, they continue to anticipate that the merger will close during the fourth calendar quarter of 2002, as previously announced.

About Symmetricom

Symmetricom, Inc. makes wireline and wireless communication possible for businesses and consumers, improving global network traffic and increasing the value of the copper telephone wire infrastructure. The company’s intelligent synchronization products are essential for the transmission of voice, data and video over any network, and the company’s broadband products extend the reach and bandwidth of broadband services from the Internet backbone over the “last mile.” Symmetricom’s customers include the world’s largest carriers and service providers. The company has its headquarters in San Jose, Calif., with offices worldwide. For more information visit http://www.symmetricom.com.

About Datum

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The company is also a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Its corporate headquarters are in Irvine, Calif. Additional information about Datum is available at www.datum.com.

Safe Harbor Statement

Except for historical information contained herein, this press release contains forward looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the safe harbor created by those Sections. These forward-looking statements involve risks, uncertainties and assumptions. For example, the companies’ expectation that the merger will close, that it will close during the fourth calendar quarter of 2002, and that the companies intend to respond promptly to the “second request” are all forward looking statements. Risks and uncertainties include the possibility that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Symmetricom’s SEC reports (including without limitation its annual report on Form 10-K for the year ended June 30, 2001, and subsequently filed reports); and other risks that are described from time to time in Datum’s SEC reports (including without limitation its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports.) If any of these risks or uncertainties materializes or any of the assumptions underlying forward looking statements proves incorrect, Symmetricom’s and Datum’s results could differ materially from Symmetricom’s and Datum’s expectations in these statements. Symmetricom and Datum assume no obligation and do not intend to update these forward looking statements.

ADDITIONAL INFORMATION

Symmetricom and Datum will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949-598-7500.

Symmetricom and Datum, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Datum in connection with the merger. Information about the directors and executive officers of Symmetricom is set forth in the proxy statement for Symmetricom’s 2001 Annual Meeting of Stockholders. Information about the directors and executive officers of Datum and their ownership of Datum stock is set forth in the proxy statement for Datum’s 2002 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.